SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: Sept 27, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
     Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 27, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

September 27, 2005
NEW INDEPENDENT INTEGRATED DEVELOPMENT PLAN
FOR IVANHOE’S OYU TOLGOI COPPER/GOLD PROJECT
TO BE DISCUSSED DURING A CONFERENCE CALL / WEBCAST
ON THURSDAY, SEPTEMBER 29, 2005
TORONTO — Ivanhoe Mines will host a telephone conference call/webcast on Thursday, September 29, at 10:00 a.m. Eastern Time (7:00 a.m. Pacific Time) to discuss the new, independent Integrated Development Plan (IDP) for the company’s Oyu Tolgoi (Turquoise Hill) Copper/Gold Project in Mongolia. The conference call presentation, to be followed by a question-and-answer session, will be attended by Ivanhoe Chairman Robert Friedland, President John Macken, Deputy Chairman Edward Flood and Chief Financial Officer Peter Meredith.
The conference call may be accessed by dialling 1-800-387-6216 in Canada and the United States, or 416-405-9328 in the Toronto area and internationally. An operator will register participants. A simultaneous webcast of the conference call will be provided through www.ivanhoemines.com and www.ccnmatthews.com. The conference call will be archived for later playback and may be accessed by dialling 1-800-408-3053 or 1-416-695-5800 and entering the pass code 3163015#.
Details of the IDP will be announced in a news release to be issued by Ivanhoe Mines on Thursday, September 29, prior to the conference call/webcast. Once issued, a copy of the release and the Executive Summary of the IDP will be available on the company’s website at www.ivanhoemines.com and the SEDAR website at www.sedar.com.
The IDP was independently prepared by a joint venture between AMEC Americas Limited, of Vancouver, Canada, and Ausenco Limited, of Perth, Australia, with input from 12 other leading international engineering and environmental consultants.
Ivanhoe shares are listed on the New York and Toronto stock exchanges under the symbol IVN.
Information contacts
+1.604.688.5755 — Investors: Bill Trenaman / Media: Bob Williamson